UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

FLEXION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33938J106

(CUSIP Number)

Versant Venture Capital III, L.P.

Robin L. Praeger

One Sansome Street, #3630

San Francisco, CA  94104

415-801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Persons Versant Venture Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,511,670 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,511,670 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,670 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Versant Development Fund III, LLC (VDF III”),  Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”),  Charles M. Warden (“Warden”) and Robin L. Praeger (“Praeger” and, with VVIII-LLC, VVC-III, VSF-III, VDF III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Warden, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuer’s Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Versant Side Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,739 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,739 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,739 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Versant Development Fund III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 388,683 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 388,683 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,683 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VDF III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VDF III. VVC-III is the majority member of VDF III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Versant Ventures III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Brian G. Atwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Atwood is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Atwood disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Ross A. Jaffe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Jaffe is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Jaffe disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Samuel D. Colella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,000 (2)

	8.	Shared Voting Power 3,921,092 shares of common stock (3)

	9.	Sole Dispositive Power 18,000 (2)

	10.	Shared Dispositive Power 3,921,092 shares of common stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,939,092 shares of common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes an option to purchase Common Stock of the Issuer.

(3) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Colella is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Colella disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Donald B. Milder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Milder is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Milder disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Rebecca B. Robertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Robertson is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Robertson disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Bradley J. Bolzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,250 (2)

	8.	Shared Voting Power 3,921,092 shares of common stock (3)

	9.	Sole Dispositive Power 2,250 (2)

	10.	Shared Dispositive Power 3,921,092 shares of common stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,923,342 shares of common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (4)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes Common Stock of the Issuer held by Bolzon.

(3) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Bolzon is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Bolzon disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons William J. Link

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Link is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Link disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Charles M. Warden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Warden is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Warden disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Barbara N. Lubash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Lubash is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Lubash disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

1.	Name of Reporting Persons Robin L. Praeger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,921,092 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,921,092 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,921,092 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 14.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 3,511,670 shares held by VVC-III; (ii) 20,739 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Praeger is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III.  Praeger disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuers Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement.

CUSIP No. 33938J106	13D

Explanatory Note:    This 13D relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Flexion Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Flexion”).

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Flexion Therapeutics, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 10 Mall Road, Suite 301, Burlington, Massachusetts 01803. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

(a)                                 This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Versant Development Fund III, LLC (VDF III”),  Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Charles M. Warden (“Warden”) and Robin L. Praeger (“Praeger” and, with VVII-LLC, VVC-II, VSF-II, VDF III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Warden, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                                 The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, California 94104.

(c)                                  The principal business of the Reporting Persons is venture capital investments. Each of the Individuals serves as a managing director of VVIII-LLC, which is the general partner of VVC-III and VSF-III and managing member of VFD III.

(d)                                 During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of VVIII-LLC, VVC-III, VSF-III and VFD III are incorporated in the state of Delaware and each of the Individuals, except for Bolzon is a citizen of the United States.  Bolzon is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On June 8, 2016, VVC-III purchased 710,091 shares of the Issuer’s Common Stock for a purchase price per share of $14.00. The purchase price paid by VVC-III came from its working capital.

VVC-III received the funds used for the purchase of these securities from capital contributions made to VVC-III by its partners for investment purposes.

On June 8, 2016, VSF-III purchased 4,194 shares of the Issuer’s Common Stock for a purchase price per share of $14.00. The purchase price paid by VSF-III came from its working capital.

VSF-III received the funds used for the purchase of these securities from capital contributions made to VVC-III by its partners for investment purposes.

Item 4.         Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.         Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 8, 2016:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

VVC-III	3,511,670	3,511,670	0	3,511,670	0	3,511,670	13.0%

VSF-III	20,739	20,739	0	20,739	0	20,739	0.1%

VDF III	388,683	388,683	0	388,683	0	388,683	1.4%

VVIII-LLC	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Atwood	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Bolzon	2,250	2,250	3,921,092	2,250	3,921,092	3,923,342	14.5%

Colella	18,000	18,000	3,921,092	18,000	3,921,092	3,939,092	14.5%

Jaffe	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

Link	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Lubash	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Milder	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Robertson	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Warden	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

Praeger	0	0	3,921,092	0	3,921,092	3,921,092	14.5%

(1)  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(2)  This calculation is based on 27,070,395 shares of Common Stock, par value $0.001 per share, outstanding as of June 13, 2016 pursuant to the Issuer’s Rule 424(b)(5) filing as filed with the Securities and Exchange Commission on June 8, 2016.  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 825,000 shares of Common Stock within 30 days from the date of the Prospectus Supplement. Please check

(c)     Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2016

Versant Venture Capital III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Development Fund III, LLC

By: Versant Venture Capital III, L.P.
Its: Majority Member

By:	/s/ Robin L. Praeger

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger

*
Brian G. Atwood
By: Robin Praeger as Attorney-in-fact

*
Bradley J. Bolzon
By: Robin Praeger as Attorney-in-fact

*
Samuel D. Colella
By: Robin Praeger as Attorney-in-fact

*
Ross A. Jaffe
By: Robin Praeger as Attorney-in-fact

*
William J. Link
By: Robin Praeger as Attorney-in-fact

*
Barbara N. Lubash
By: Robin Praeger as Attorney-in-fact

*
Donald B. Milder
By: Robin Praeger as Attorney-in-fact

*
Rebecca B. Robertson
By: Robin Praeger as Attorney-in-fact

*
Charles M. Warden
By: Robin Praeger as Attorney-in-fact

*
Robin L. Praeger

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Flexion Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

June 20, 2016

Versant Venture Capital III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger

Versant Development Fund III, LLC

By: Versant Venture Capital III, L.P.
Its: Majority Member

By:	/s/ Robin L. Praeger

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger

*
Brian G. Atwood
By: Robin Praeger as Attorney-in-fact

*
Bradley J. Bolzon
By: Robin Praeger as Attorney-in-fact

*
Samuel D. Colella
By: Robin Praeger as Attorney-in-fact

*
Ross A. Jaffe
By: Robin Praeger as Attorney-in-fact

*
William J. Link
By: Robin Praeger as Attorney-in-fact

*
Barbara N. Lubash
By: Robin Praeger as Attorney-in-fact

*
Donald B. Milder
By: Robin Praeger as Attorney-in-fact

*
Rebecca B. Robertson
By: Robin Praeger as Attorney-in-fact

*
Charles M. Warden
By: Robin Praeger as Attorney-in-fact

*
Robin L. Praeger